SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2012

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated December 14, 2012	A-1

2.1	List of Directors and their Role and Function, dated December 17, 2012	B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: December 17, 2012	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

RESIGNATION OF DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that due to work re-arrangement within the Company and its subsidiaries (the “Group”), Mr. Xu Long (“Mr. Xu”) has resigned from his position as an Executive Director of the Company with effect from 14 December 2012. Mr. Xu will remain as the Chairman and President of China Mobile Group Guangdong Company Limited. Mr. Xu has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge Mr. Xu’s contribution to the Company in his capacity as an Executive Director with the highest regard and deepest gratitude, and believes that Mr. Xu will continue to make valuable contribution to the development of the Group.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 14 December 2012

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

A-1

Exhibit 2.1

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of China Mobile Limited are set out below:–

Executive Directors

Mr. XI Guohua

(Executive Director & Chairman)

Mr. LI Yue

(Executive Director & Chief Executive Officer)

Mr. XUE Taohai

(Executive Director, Vice President & Chief Financial Officer)

Madam HUANG Wenlin

(Executive Director & Vice President)

Mr. SHA Yuejia

(Executive Director & Vice President)

Mr. LIU Aili

(Executive Director & Vice President)

Independent Non-Executive Directors

Dr. LO Ka Shui

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

There are three Board committees. The compositions of the Board committees are set out below:–

Audit Committee

Dr. LO Ka Shui (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Remuneration Committee

Dr. LO Ka Shui (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Hong Kong, 17 December 2012

B-1